May 8, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549-0305

Attention: Ms. Kristin Shifflett

Re:	Carnival Corporation and Carnival plc

Form 10-K for Fiscal Year Ended November 30, 2012

Filed January 29, 2013

File Nos. 1-09610 and 1-15136

Dear Ms. Shifflett:

In connection with the staff’s letter dated May 7, 2013, this will confirm my understanding with you that we have agreed that Carnival Corporation and Carnival plc will respond on or before July 1, 2013.

If you have any questions regarding the above, please contact me at (305) 406-5755.

Sincerely,

/s/ Larry Freedman
Larry Freedman Chief Accounting Officer and Vice President – Controller

cc: David Bernstein – Senior Vice President and Chief Financial Officer